Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR20-09

Alianza Minerals Acquires Twin Canyon Gold Property Lease, Colorado

Vancouver, B.C., June 24, 2020 - Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) reports the Company has acquired a lease of the Twin Canyon gold prospect in southwestern Colorado. Twin Canyon hosts disseminated gold mineralization that has been recognized since the 1950s. The property is located 20 km from the town of Mancos, Colorado.

”The Twin Canyon acquisition is in keeping with Alianza’s business model and the advancement of new, early stage exploration targets,” stated Jason Weber, P.Geo., President and CEO of Alianza. “Twin Canyon certainly fits this description as it is an unusual gold occurrence. If our concept is correct, it greatly expands the target area and the prospects for outlining an economic gold deposit.”

Gold mineralization at Twin Canyon is hosted within bleached, friable sandstone of the Junction Creek Sandstone. Gold occurs near the crest of an anticline in the upper portion of the Junction Creek unit, under a cap of Morrison Formation sandstones and shale. Where gold mineralization is present, the host sandstone unit is bleached and spotted with bitumen and small amounts limonite after pyrite. Optical and microprobe work carried out on mineralized samples indicate a direct gold – bitumen association raising the novel possibility that the mineralizing process at Twin Canyon is driven by those associated with petroleum basin development.

A small underground gold mine operated at Twin Canyon during the 1980s and early 1990s. Historic sampling of the underground workings has returned grab samples ranging from 0.1 to 15.77 g/t gold. Twenty-eight historic channel samples 1.5 to 10 metres in length were anomalous in gold, eight of which exceeded 2 g/t gold (highlight of 8.1 g/t gold over 3 metres).

Historic soil geochemical surveys in the mine area indicate an open, 1600 by 800 metres gold-in-soil geochemical anomaly with peripheral anomalies that also remain open, 1100 by 50 metres and 800 by 800 metres in size. A 50-sample preliminary BLEG soil sampling program in 2017 targeted the upper portions of the Junction Creek sandstone in the mine area. This small survey confirmed the historic sampling, identifying anomalous (>50 ppb) gold-in-soil geochemistry along 400 metres of strike, open in both directions. Additionally, 1980s vintage rotary drilling confirms the presence of > 0.5 g/t over a 500 by 500 metres area. This work suggests that gold mineralization may be more extensive than the immediate mine area and a compelling exploration target exists.

Alianza will expand the soil geochemical coverage with a 200-sample survey to assess the potential for additional gold mineralization in the Junction Creek sandstone and prioritize targets for followup. This program has commenced.

Under the terms of the agreement, Alianza will pay the vendors US$58,000 cash and 500,000 shares of the Company to acquire the lease of the Twin Canyon property. The Company agrees to assume the terms of the vendors commitments under the lease, namely the annual lease payments of US$15,000 for ten years, with the right to extend the lease for 2 additional terms of ten years each. Alianza has also agreed to issue up to an additional 1.5 million shares to the vendors upon certain milestones, including staking new claims contiguous to the property, commencement of a drilling program and securing an option/joint venture partner.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada, Colorado and Peru. Alianza currently has two projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 105.4 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.